Amer Sports Corporation 

February 16, 2007 at 8:00 am

AMER SPORTS CORPORATION: SUMMONS TO THE COMPANY'S ANNUAL GENERAL MEETING

Amer Sports Corporation shareholders are hereby summoned to the Company's Annual General Meeting to be held at 2 pm on Thursday, March 8, 2007 at its headquarters at Mäkelänkatu 91, Helsinki, Finland.

The following matters will be dealt with at the meeting:

1. Matters pertaining to the Annual General Meeting as stated in Article 10 of the Company's Articles of Association and in Chapter 5, Section 3 of the Companies Act

2. The Board's Proposal to amend the Company's Articles of Association

The Board of Directors proposes that the Company's present Articles of Association be amended to read as follows:

a. The minimum and maximum share capital requirements in Article 3 shall be deleted.

b. The requirements of the minimum and maximum number of the shares in Article 4 shall be deleted.

c. Article 5 concerning the book-entry system and record date procedure shall be amended so that the Company's shares are registered in the book-entry system but other provisions in Article 5 shall be deleted.

d. Article 6, sub-section 4 and Article 8 shall be amended so that instead of signing for the company the term "representing the company" adopted under the new Finnish Companies Act shall be used.

e. Sub-sections 1, 3 and 4 in Article 10 concerning the Annual General Meeting shall be amended to correspond with the terminology adopted under the new Finnish Companies Act.

f. Provisions on the right to attend a General Meeting since the Company's shares are registered in the book-entry system shall be deleted in Article 11.

g. Article 12 concerning the financial year shall be amended so that provisions on the time limits by which the Board of Directors' report and the auditors' report shall be ready shall be deleted.

h. Article 13 concerning redemption of shares shall be amended so that reference to Article 14 in the present Articles of Association shall be reference to Article 12 in the amended new Articles of Association.

3. A proposal by the Board of Directors that the Board of Directors be authorized to decide on the repurchase of the Company's own shares

The Board of Directors proposes to the AGM that the Board of Directors be authorized to decide on the repurchase of a maximum of 3.500.000 of the Company's own shares.

The Company's own shares shall be repurchased otherwise than in proportion to the holdings of the shareholders by using the non-restricted equity through public trading on the Helsinki Stock Exchange at the market price prevailing at the time of acquisition.

The shares shall be repurchased and paid for in accordance with the rules of the Helsinki Stock Exchange and the Finnish Central Securities Depository Ltd.

The shares shall be repurchased to improve the Company's capital structure or for use in financing or implementing future acquisitions or other arrangements, or as part of the Company's or its subsidiaries' incentive programs or to be held by the Company, to be conveyed by other means or to be cancelled.

The authorization to repurchase the Company's own shares is valid 18 months from the decision of the Annual General Meeting.

4. A proposal by the Board of Directors that the Board of Directors be authorized to decide on issuing new shares and/or conveying the Company's own shares held by the Company

The Board of Directors proposes to the AGM that the Board of Directors be authorized to decide on issuing new shares and/or conveying the Company's own shares held by the Company on the following terms and conditions:

New shares may be issued and the Company's own shares held by the Company may be conveyed either against payment ("Share Issue Against Payment") or for free ("Free Share Issue").

By virtue of the authorization, the Board of Directors is entitled to decide on issuing a maximum of 7.000.000 new shares and on conveying a maximum of 6.500.000 of the Company's own shares held by the Company.

The shares may be issued and/or conveyed:

- to the Company's shareholders in proportion to their current shareholdings in the Company; or

- by waiving the shareholder's pre-emption right if the Company has a weighty financial reason to do so, such as using the shares to improve the Company's capital structure or in financing or implementing future acquisitions or other arrangements or as part of the Company's or its subsidiaries' incentive programs.

Shares may by issued or conveyed for free waiving the shareholder's pre-emption right only if there is an especially weighty financial reason for the Company to do so, taking into account the interests of the Company and all the shareholders.

The Board of Directors may also decide on a Free Share Issue to the Company itself.

The number of shares to be issued to the Company together with the shares repurchased/to be repurchased to the Company on basis of a repurchase authorization shall be at the maximum 6.500.000 shares.

The subscription price of the new shares and the consideration payable for the Company's own shares conveyed by the Company shall be recorded under the invested non-restricted equity fund.

The authorization to issue shares and to convey the Company's own shares is valid 2 years from the decision of the Annual General Meeting.

5. A proposal by the Board of Directors to issue stock options

The Board of Directors proposes to the AGM that the AGM would decide to issue stock options to key Amer Sports Group personnel, as well as to a wholly-owned subsidiary of Amer Sports Corporation, on the following terms and conditions.

The Company has a weighty financial reason for the issue of stock options, since the stock options are intended to form part of the incentive and commitment program for key personnel. The purpose of the stock options is to encourage key personnel to work on a long-term basis to increase shareholder value. The purpose of the stock options is also to commit key personnel to the Company.

The maximum total number of stock options issued shall be 1,500,000. Of the stock options, 500,000 shall be marked with the symbol 2007A, 500,000 shall be marked with the symbol 2007B, and 500,000 shall be marked with the symbol 2007C. The stock options entitle their owners to subscribe for a maximum total of 1,500,000 new shares in the Company.

The share subscription prices shall be based on the market price of an Amer Sports Corporation share quoted in public trading at the time of pricing. The share subscription price shall be for stock option 2007A, the trade volume weighted average quotation of the Company's share on the Helsinki Stock Exchange during January 2 - February 14, 2007, for stock option 2007B, the trade volume weighted average quotation of the Company's share on the Helsinki Stock Exchange during January 2 - February 14, 2008, for stock option 2007C, the trade volume weighted average quotation of the Company's share on the Helsinki Stock Exchange during January 2 - February 14, 2009. The share subscription price shall be entered into the invested non-restricted equity fund.

The share subscription period for stock options 2007A shall be March 1, 2010 – February 28, 2013, for stock options 2007B, March 1, 2011 – February 28, 2014 and for stock options 2007C, March 1, 2012 – February 28, 2015.

The prerequisite for distribution of stock options to the key personnel is that certain criteria based on the financial targets of the Group and determined by the Board of Directors for years 2007 (2007A), 2008 (2007B) and 2009 (2007C) have been attained. The Board of Directors shall define the criteria and inform the key personnel on them about one year prior to the potential distribution of each stock option lot.

Board Composition

The Nomination Committee of the Board proposes that the number of Board members is confirmed to be seven (7) and that Felix Björklund, Ilkka Brotherus, Tuomo Lähdesmäki, Timo Maasilta, Roger Talermo and Anssi Vanjoki be re-elected as a members of the Board of Directors. Moreover, the Committee proposes that Ms Pirjo Väliaho, Vice President and General Manager, P&G Nordic, Procter & Gamble, be appointed as a new board member. The Board's term of service will run through the 2008 Annual General Meeting.

Auditors

According to Article 10 of the Articles of Association, the Annual General Meeting elects an Auditor that shall be a firm of Certified Public Accountants approved by the Central Chamber of Commerce, for a term of one financial year. The Board of Directors proposes to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as an auditor of the Company. The Board proposes that the auditor in charge of the audit is Mr Jouko Malinen, Authorised Public Accountant.

Documents for the AGM

Copies of the annual accounts as well as the Board of Directors' proposals and appendices thereto will be available for inspection by shareholders from March 1, 2007 at Amer Sports Corporation's headquarters. Copies of these documents will be sent to shareholders on request.

Right of Attendance

Shareholders who are registered on the list of the Company's shareholders maintained by the Finnish Central Securities Depository Ltd on Monday, February 26, 2007 are entitled to attend the Annual General Meeting.

Attendance of a Shareholder Holding Nominee-registered Shares

A shareholder, whose shares have been recorded in his book-entry account, is also entered in the Company's Shareholder Register. A shareholder holding nominee-registered shares and wishing to attend the AGM can, at a request to be made not later than ten days before the AGM, temporarily be registered in the Shareholder Register.

Notice of Attendance

Shareholders wishing to attend the meeting must inform the Company of their intention not later than 4 p.m. on Tuesday, March 6, 2007 either by writing to Amer Sports Corporation, Share Register, P.O. Box 130, FI-00601 Helsinki, or by telephoning (+358 9 7257 8261/Ms Mirja Vatanen), or by e-mail to mirja.vatanen@amersports.com. Notifications must be received before the end of the notification period. Proxies should be submitted in connection with the notifications of attendance.

Dividend Payment

The Board of Directors proposes that a dividend of EUR 0.50 per share be paid for the financial year ended December 31, 2006. The dividend will be paid to shareholders who are registered on the list of shareholders maintained by the Finnish Central Securities Depository Ltd as of March 13, 2007, which is the record date for the dividend payment. The dividend will be paid on March 20, 2007.

Helsinki, February 13, 2007

AMER SPORTS CORPORATION
Board of Directors

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange

Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

APPENDIX

AMER SPORTS CORPORATION STOCK OPTIONS 2007

The Board of Directors of Amer Sports Corporation (Board of Directors) has at its meeting on 13 February 2007 resolved to propose to the Annual General Meeting of Shareholders of Amer Sports Corporation (Company) to be held on 8 March 2007 that stock options be issued to the key personnel of the Company and its subsidiaries (Group) and to a wholly owned subsidiary of the Company, on the following terms and conditions:

I STOCK OPTION TERMS AND CONDITIONS

1. Number of Stock Options

The maximum total number of stock options issued shall be 1,500,000, and they entitle their owners to subscribe for a maximum total of 1,500,000 new shares in the Company.

2. Stock Options

Of the stock options, 500,000 shall be marked with the symbol 2007A, 500,000 shall be marked with the symbol 2007B and 500,000 shall be marked with the symbol 2007C.

The people, to whom stock options are issued, shall be notified in writing by the Board of Directors about the offer of stock options. The stock options shall be delivered to the recipient when he or she has accepted the offer of the Board of Directors.

3. Right to Stock Options

The stock options shall be issued gratuitously to the Group key personnel and to Amera Oy (Subsidiary), a wholly owned subsidiary of the Company. The Company has a weighty financial reason for the issue of stock options, since the stock options are intended to form part of the Group's incentive and commitment program for the key personnel. The stock options do not constitute a part of the terms and conditions of employment, service or compensation.

4. Distribution of Stock Options

The Board of Directors shall decide upon the distribution of the stock options. The prerequisite for distribution of stock options to the key personnel is that certain criteria based on the financial targets of the Group and determined by the Board of Directors for years 2007 (2007A), 2008 (2007B) and 2009 (2008C) (each separately earning period) have been attained. The Board of Directors shall define

the criteria and the number of stock options to be earned and inform the key personnel on them in the beginning of an earning period. The Board of Directors shall be entitled to amend the number of stock options to be earned if a key person's position changes or work discontinues during an earning period.

Upon issue, all stock options 2007 shall be granted to the Subsidiary. The Board of Directors shall later decide upon the further distribution of the stock options granted or returned later to the Subsidiary, to the key personnel employed by or to be recruited by the Group.

5. Transfer of Stock Options and Obligation to offer Stock Options

The stock options are freely transferable, when the relevant share subscription period has begun. The Board of Directors may, however, permit the transfer of stock options also before such date. The Company shall hold the stock options on behalf of the stock option owner until the beginning of the share subscription period. The stock option owner has the right to acquire possession of the stock options when the relevant share subscription period begins. Should the stock option owner transfer his/her stock options, such person is obliged to inform the Company about the transfer in writing, without delay.

Should a stock option owner cease to be employed by or in the service of the Group, for any reason other than the death or the retirement determined by the Company or the permanent disability of a stock option owner, such person shall, without delay, offer to the Company or its order, free of charge, the stock options for which the share subscription period specified in Section II.2 has not begun, on the last day of such person's employment or service. The Board of Directors can, however, in the above-mentioned cases, decide that the stock option owner is entitled to keep such stock options, or a part of them, which are subject to the offering obligation.

Regardless of whether the stock option owner has offered his/her stock options to the Company or its order or not, the Company can inform the stock option owner in writing that the stock option owner has lost his/her stock options on the basis of the above-mentioned reasons. Should the stock options be transferred to the book-entry securities system, the Company has the right, whether or not the stock options have been offered to the Company or its order, to request and get transferred all the stock options subject to the offering obligation from the stock option owner's book-entry account to the book-entry account appointed by the Company, without the consent of the stock option owner. In addition, the Company is entitled to register transfer restrictions and other respective restrictions concerning the stock options to the stock option owner's book-entry account, without the consent of the stock option owner.

II SHARE SUBSCRIPTION TERMS AND CONDITIONS

1. Right to subscribe for new Shares

Each stock option entitles its owner to subscribe for one (1) new share in the Company. As a result of the share subscriptions, the number of the Company's shares may be increased by a maximum of 1,500,000 new shares. The share subscription price shall be entered into the invested non-restricted equity fund.

The Subsidiary shall not be entitled to subscribe for shares on the basis of the stock options.

2. Share Subscription and Payment

The share subscription period shall be
- for stock option 2007A 1 March 2010–28 February 2013

- for stock option 2007B 1 March 2011–28 February 2014
- for stock option 2007C 1 March 2012–28 February 2015.

Share subscriptions shall take place at the head office of the Company or possibly at another location to be determined later. In the case of the stock options having been transferred to the book-entry securities system, the stock options with which shares have been subscribed for shall be deleted from the subscriber's book-entry account. Upon subscription, payment for the shares subscribed for, shall be made to the bank account appointed by the Company. The Board of Directors shall decide on all measures concerning the share subscription.

3. Share Subscription Price

The share subscription price shall be:
- for stock option 2007A, the trade volume weighted average quotation of the share on the Helsinki Stock Exchange during 2 January–14 February 2007
- for stock option 2007B, the trade volume weighted average quotation of the share on the Helsinki Stock Exchange during 2 January –14 February 2008
- for stock option 2007C, the trade volume weighted average quotation of the share on the Helsinki Stock Exchange during 2 January –14 February 2009.

The share subscription price of the stock options may be decreased in certain cases mentioned in Section 7 below. The share subscription price shall, nevertheless, always amount to at least EUR 0.01.

4. Registration of Shares

Shares subscribed for and fully paid shall be registered in the book-entry account of the subscriber.

5. Shareholder Rights

The dividend rights of the shares and other shareholder rights shall commence when the new shares have been registered.

6. Share Issues, Stock Options and other special Rights entitling to Shares before Share Subscription

Should the Company, before the share subscription, decide on an issue of shares or an issue of new stock options or other special rights entitling to shares, a stock option owner shall have the same right as, or an equal right to, that of a shareholder. Equality is reached in the manner determined by the Board of Directors by adjusting the number of shares available for subscription, the share subscription price or both of these.

7. Rights in Certain Cases

The customary dividend distribution by the Company shall have no impact on the share subscription price of the stock options. If the Company distributes dividend constituting a deviation from the customary dividend policy of the Company or funds from the non-restricted equity fund, the Board of Directors shall decide on their impact on the share subscription price of the stock options.

If the Company reduces its share capital by distributing share capital to the shareholders, from the share subscription price of the stock options, shall be deducted the amount of the distributable share capital decided after the beginning of the period for determination of the share subscription price but before share subscription, as per the record date of the repayment of share capital.

If the Company is placed in liquidation before the share subscription, the stock option owner shall be given an opportunity to exercise his/her share subscription

right before the liquidation begins, within a period of time determined by the Board of Directors. If the Company is deleted from the register, before the share subscription, the stock option owner shall have the same right as, or an equal right to, that of a shareholder.

If the Company resolves to merge into another company as the company being acquired or into a company to be formed in a combination merger, or if the Company resolves to be demerged, the stock option owners shall, prior to the merger or demerger, be given the right to subscribe for the shares with their stock options, within a period of time determined by the Board of Directors. After such period, no share subscription right shall exist. In the above situations, the stock option owners shall have no right to require that the Company redeem the stock options from them at their market value.

Acquisition or redemption of the Company's own shares or acquisition of stock options or other special rights entitling to shares shall have no impact on the status of the stock option owner. If the Company, however, resolves to acquire or redeem its own shares from all shareholders, the stock option owners shall be made an equivalent offer.

If a redemption right and obligation to all of the Company's shares, as referred to in Chapter 18 Section 1 of the Finnish Companies Act, arises to any of the shareholders, before the end of the share subscription period, on the basis that a shareholder possesses over 90% of the shares and the votes of the shares of the Company, the stock option owners shall be given a possibility to use their right of share subscription by virtue of the stock options, within a period of time determined by the Board of Directors, or they shall be given an equal possibility to that of shareholders to sell their stock options to the redeemer, irrespective of the transfer restriction defined in Section I.5 above. A shareholder who possesses over 90% of the shares and votes of the shares of the Company has the right to purchase the stock option owner's stock options at their market value.

III OTHER MATTERS

These terms and conditions shall be governed by Finnish law. Disputes arising in relation to the stock options shall be settled by arbitration in accordance with the Arbitration Rules of the Central Chamber of Commerce.

The Board of Directors may decide on the transfer of the stock options to the book-entry securities system at a later date and on the resulting technical amendments to these terms and conditions, as well as on other amendments and specifications to these terms and conditions which are not considered essential. Other matters related to the stock options shall be decided on by the Board of Directors.

The Company shall be entitled to withdraw the stock options which have not been transferred, or with which shares have not been subscribed for, free of charge, if the stock option owner acts against these terms and conditions, or against the regulations given by the Company on the basis of these terms and conditions, or against applicable law, or against the regulations of the authorities.

These terms and conditions have been made in Finnish and in English. In the case of any discrepancy between the Finnish and English terms and conditions, the Finnish terms and conditions shall decide.

END